Exhibit 4.8

INDEPENDENT CONSULTING AGREEMENT

This Independent Consulting Agreement ("Agreement") is made by and among RedHill Biopharma Ltd., having an address at 42 Givati St. Ramat-Gan 52232 Israel (the “Company”), and R.E. Investments, with an address at R.E.Investments bvba, Zeedijk 842 bus 34, 8300 Knokke, Belgium, BE 0874.456.874, represented hereby by Benjamin Van Oudenhove (“the Consultant”).

WITNESSETH:

WHEREAS, the Company desires to receive certain services as detailed herein from the Consultant and the Consultant desires to provide the Company with such services; and

WHEREAS, the parties desire to set forth herein the terms and conditions of the provision of such services by the Consultant to by the Company, effective as of the date of this Agreement.

NOW THEREFORE, in consideration of the mutual promises and undertakings of the parties, it is hereby agreed as follows:

1.	engagement

1.1.	Retention. The Company hereby retains the Consultant to provide the services detailed in Section 2 herein (the “Services”), and the Consultant hereby accepts such retention, subject to the terms and conditions set forth herein below.

1.2.	Independent Contractor. The Consultant will provide the Services through its own resources. The Consultant undertakes to perform the Services diligently and to the best of Consultant’s ability. Consultant hereby undertakes not to make any promises or representations or give any warranties or guarantees on behalf of the Company unless specifically authorized by the Company and in writing.

1.3.	Relationship of Parties. This Agreement is intended solely as a consulting agreement, and no partnership, joint venture, employment, agency, franchise, or other form of agreement or relationship is intended to be created hereby. Each party agrees to be responsible for all of its taxes, withholding, social security, insurance, and other benefits, and all salaries, benefits, and other costs of its employees. The parties hereby confirm and warrant that no employer-employee relationship whatsoever exists or is being created hereby between the Company or any of its employees and the Consultant or any of its employees.

2.	services

During the term of this Agreement, and in consideration for the full and timely payment of the Fee (as defined herein), the Consultant shall provide the Company with strategic advisory services related to financing, M&A, business development and other strategic consulting services, primarily in Europe (the “Services”).

The location at which the Services shall be provided shall be determined by the Consultant.

3.	CONSULTING CONSIDERATION

3.1.	During the term of this Agreement, the Company shall pay to the Consultant Success Fee in the amount of 3.0% (the “Fee”) on any amount actually invested in the Company by investors introduced by the Consultant or on licensing and M&A transaction between the company and a party pre-approved by the Company (in writing) and introduced by the Consultant following pre-approval by the Company (“Commissionable Transactions”). For pre approved investors that will participate in the IPO, the parties will discuss a different fee arrangement. The Fee constitutes full compensation to the Consultant for all Services provided by the Consultant and all charges, costs and expenses incurred by the Consultant on behalf of the Company in providing the Services on the terms set forth herein.

3.2.	The Fee shall be payable within 30 days of the closing of the relevant financing transaction and upon reception of a lawful invoice from the Consultant.

3.3.	If applicable, VAT will be added to the Fee and the Consultant will provide a proper VAT receipt against payment.

3.4.	All income tax and other taxes in respect of the Fee and any other compensation payable pursuant to this Agreement, including the grant or exercise of the share option granted pursuant to this Agreement and the payment for, or disposition of the shares covered thereby, shall be borne solely by the Consultant. Notwithstanding the aforesaid, the Company may withhold taxes, at the rate provided by law, unless the Consultant presents to the Company a certificate from the relevant tax authority for an exemption or reduced rate. Without derogating from the generality of the above, the Consultant hereby warrants that it is fully aware that it is responsible to pay all taxes, social benefits, national insurance payments and any other payments required by law due on its income under this Agreement.

3.5.	Options – The Consultant will receive an option to purchase up to 40,000 Ordinary Shares of the Company, NIS 0.01 nominal value each, with exercise price of $5.50 per share (the “Option”). 20,000 will be vested after 6 month of the date of this Agreement and the rest after 12 month of the date of this Agreement. The Option may be exercised, in whole, or in part (by sending the notice attached in Exhibit A to the Company), during the period beginning on September 1st 2010 and ending prior to the earlier to occur of (i) an M&A Transaction, meaning a grant of an exclusive license to all or substantially all assets or intellectual property of the Company, acquisition of all or substantially all of the share capital of the Company or the assets of the Company, a merger or consolidation of the Company or other form of acquisition of the Company following which the shareholders of the Company do not own the majority of the shares of the surviving entity on a fully diluted basis (assuming the conversion of all securities of the surviving entity which are convertible or exercisable into shares of capital stock of the surviving entity); or (ii) an IPO - meaning an initial public offering of the Company’s securities on a stock exchange or similar regulated market; or (iii) September 1st 2012.

4.	term and Termination.

4.1.	This Agreement shall be in effect as of August 7, 2010 for a period of one (1) year, following which it shall automatically be extended for consecutive periods of one (1) year each unless either party shall give the other party prior written notice, at least thirty (30) days at any time, of its desire to terminate this Agreement for any reason and for no reason.

4.2.	Notwithstanding the generality of the above, in the event of a material breach of this Agreement by the either party, the non-breaching party may terminate this Agreement immediately by written notice, subject to granting the breaching party a 14 day grace period for curing such breach (such grace period included in the advance notice terms).

4.3.	Following the earlier of expiration or termination of this Agreement, the Consultant shall be entitled, for a period of 12 months, to receive the Fee, provided the relevant Commissionable Transaction has been executed within the Term or the Tail.

4.4.	Within 30 days of the termination of this Agreement, for any reason and for no reason, the Consultant shall return to the Company all Company any and all material, equipment and documentation which belong to the Company or which came to the Consultant’s possession due to the performance of the Services.

5.	Confidentiality

5.1.	The Consultant recognizes and acknowledges that the Company's trade secrets, know-how, and proprietary processes as they exist from time to time, as well as the Company's confidential business plans and financial data are valuable, special and unique assets (collectively, the "Proprietary Assets") of the Company's business, access to and knowledge of which are essential to the performance of the Consultant’s duties as a Consultant to the Company. In addition, the Consultant acknowledges that as a Consultant to the Company, he may be given access to confidential information regarding the research of certain other consultants or advisors to the Company and other scientists who may enter into discussions with the Company ("Third Party Research"). The Consultant shall not, during or after the term of this Agreement, in whole or in part, disclose (i) such Proprietary Assets; (ii) such Third Party Research; or (iii) any other information regarding the business and activities of the Company including, without limitation, the Company’s banking, investments, investors, properties, employees, marketing plans, customers, test results, processes, data and know-how, improvements, inventions, techniques and products (actual or planned) ((i), (ii) and (iii) being referred to hereafter collectively as the "Protected Data") to any person, firm, corporation, association, or other entity (except the Company, its officers, directors, employees, and consultants), for any reason or purposes whatsoever, nor shall he make use of any such Protected Data for his own purposes or for the benefit of any third party (except the Company) under any circumstances during or after the term of this Agreement.

5.2.	The restrictions in the preceding section shall not apply to any Protected Data which the Consultant can establish by competent proof, has passed into the public domain prior to or after its disclosure by the Company, other than through acts or omissions attributable to the Consultant.

5.3.	The parties hereby agree and acknowledge that any report or documentation produced by the Consultant as part of the Services or in connection with this Agreement shall be the sole property of the Company and shall be deemed Protected Data of the Company for the purposes of this Agreement.

5.4.	Upon termination of this Agreement, the Consultant shall promptly return to the Company all originals and copies which he has relating to any Protected Data.

5.5.	The provisions of this Section 5 shall be applicable from such time as the Consultant began providing the Company consulting services or any other services and shall survive the termination of this Agreement for any reason.

6.	Intellectual Property

6.1.	The Consultant will promptly disclose to the Company, or any persons designated by it, all improvements, inventions, formulae, processes, techniques, know-how and data, whether or not patentable, made or conceived or reduced to practice or learned by him, either alone or jointly with others, during his engagement with the Company that are related to or useful in the business of the Company, or that results from tasks assigned by the Company and are related to any products and programs that are being developed by the Company (all such improvements, inventions, formulas, processes, techniques, know-how, and data are hereinafter referred to as “Inventions”).

6.2.	The Consultant agrees that all Inventions shall be sole property of the Company and its assigns, and the Company and its assigns shall be the sole owner of all patents and other rights in connection with such Inventions. The Consultant hereby assigns to the Company any rights it may have or acquire in such Inventions. The Consultant further agrees as to all such Inventions to assist the Company in every proper way (but at the Company’s expense) to obtain and from time to time enforce patents on such Inventions in any and all countries, and to that the Consultant will execute all documents for use in applying for and obtaining patents on and enforcing such Inventions, as the Company may desire, together with any assignments of such Inventions to the Company or persons designated by it. Such assistance shall include, without limitation, the execution and delivery of any requested affidavits and documents of assignment and conveyance and the provision of testimony in connection with any proceeding affecting the right, title or interest of the Company in any Invention. The Consultant’s obligation to assist the Company in obtaining and enforcing patents for such Inventions in any or all countries shall continue beyond the termination of his engagement with the Company, but the Company shall compensate the Consultant a reasonable rate after termination for time actually spent by its engagement with the Company at the Company’s request on such assistance.

7.	Technical Records

Without derogating from any provision of this Agreement, immediately upon the Company's request and promptly upon termination of this Agreement, the Consultant shall deliver to the Company all memoranda, notes, records, reports, photographs, drawings, plans, papers, computer discs, computer files or other documents made or compiled by him in the process of carrying out, or made available to him in relation to his consulting under this Agreement, and any copies or abstracts thereof, whether or not of a secret or confidential nature, and all of such memoranda and other documents shall, during and after the termination of this Agreement, be the exclusive property of the Company.

8.	Non - Competition

So long as the Consultant serves as a Consultant to the Company and for a period of two (2) years thereafter (the "Non-Competition Period"), the Consultant shall not interfere with, disrupt, or attempt to disrupt the relationship (contractual or otherwise) between the Company and any of its customers, suppliers, lessors, lessees, employees, consultants, research partners, creditors or inventors. The Consultant further agrees that, so long as he serves as a Consultant to the Company and for a period of two years thereafter (except as to investments in securities in any corporation or other entity whose securities are publicly traded and in which his beneficial ownership does no exceed one percent of the equity securities of such corporation or other entity), he shall not participate in any business (whether as an officer, director, owner, employee, partner, consultant, advisor or other direct or indirect participant) engaged in the commercial exploitation of the Company’s technology, any similar technology, or any other business which competes with the business of the Company carried out while he is consulting to the Company. The Consultant acknowledges and agrees that this noncompetition covenant is necessary, among other reasons, for the protection of the Company's trade secrets. It is the intent of the Company and the Consultant that the provisions of this paragraph be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. Accordingly, if any portion of this paragraph shall be adjudicated to be invalid or unenforceable, such portion shall be adjusted to conform to local laws or deleted only with respect to the operation of this paragraph in the particular jurisdiction in which such adjudication is made, and all remaining portions of this Agreement shall continue in full force and effect. Nothing contained herein shall prevent the Consultant from being employed by or acting as a consultant to any person or entity, which does not compete with the business of the Company.

9.	LimitATION OF LIABILITY

9.1.	The Consultant shall use its reasonable commercial efforts to provide the Services under this Agreement in a professional and timely manner.

9.2.	In no event shall either party be liable for any special, indirect, punitive, incidental or consequential damages of any kind even if such party has been advised of the possibility of such damages.

10.	Information Regarding Services

10.1.	Each party shall make available to the other party any information reasonably required or reasonably requested by that other party regarding the performance of any of the Service and shall be responsible for timely providing that information and for the accuracy and completeness of that information; provided, however, that a party shall not be liable for not providing any information that is subject to a confidentiality obligation owed by it.

10.2.	The Consultant shall not be liable for any impairment of any Service caused by or resulting from it not receiving information, either timely or at all, or by receiving inaccurate or incomplete information from the Company that is reasonably required or reasonably requested regarding that Service.

11.	Miscellaneous

11.1.	Entire Agreement; Amendment and Waiver. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matters hereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the parties hereto. Failure to enforce any term or condition of this Agreement shall not be deemed a waiver of that term or condition for the future, nor shall any specific waiver of a term or condition at one time be deemed as a waiver of such term or condition for the future.

11.2.	Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

11.3.	Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Israel, and any dispute arising out of or relating to this Agreement shall be exclusively resolved in the courts located in Tel Aviv, to which jurisdiction the parties hereby irrevocably submit.

11.4.	Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or arbitrator to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid, void or unenforceable term or provision in any other situation or in any other jurisdiction. If the final judgment of such court or arbitrator declares that any term or provision hereof is invalid, void or unenforceable, the parties agree to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the original intention of the invalid or unenforceable term or provision.

11.5.	Assignment. Nither the Company and/or the consultant may not assign this Agreement without the prior written consent of the other party, which consent may be given or withheld in the sole discretion of the applicable party whose consent is requested.

11.6.	Notices. Except as otherwise provided herein, all notices, requests, waivers, and other communications made pursuant to this Agreement shall be in writing (including email) and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) five business days after deposit in the mail with first class or registered mail receipt requested postage prepaid and addressed to the other party as set forth hereinabove or at any other address notified in accordance with the foregoing; (c) upon confirmation of email receipt.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

The Consultant		RedHill Biopharma Ltd.

By:	/s/ R.E. Investments bvba	By:	/s/ RedHill Biopharma Ltd

Name:	Benjamin Van Oudenhove	Name:	Ori Shilo

Title:	Chairman	Title:	VP Finance

Date:	August 20, 2010	Date:	August 23, 2010

NOTICE OF EXERCISE

To: RedHill Biopharma Ltd.

1.	The undersigned hereby elects to purchase _________ Ordinary Shares of the Company, NIS 0.01 nominal value each, pursuant to the terms of the attached Consulting Agreement, and tenders herewith payment of the purchase price for such shares in full.

2.	In exercising the Option, the undersigned hereby confirms and acknowledges that the Ordinary Shares are being acquired solely for the account of the undersigned and not as a nominee for any other party, or for investment, and that the undersigned will not offer, sell or otherwise dispose of any such Ordinary Shares except under circumstances that will not result in a violation of the United States Securities Act of 1933, as amended, or any state or foreign securities laws.

3.	Please issue a certificate representing said Ordinary Shares in the name of the undersigned.

(Date)		(Print Name)

(Signature)

AMENDMENT TO AGREEMENT

This Amendment to Agreement is made as of September 19, 2010 by and among RedHill Biopharma Ltd. (the Company) and R.E. Investments bvbn (the “Consultant”).

WHEREAS, the Company and the Consultant have entered into an Independent Consulting Agreement dated as of August 23, 2010 (the “Main Agreement”) and desire to amend the Main Agreement;

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1.	All terms not otherwise defined herein shall have the meaning ascribed thereto in the Main Agreement, unless the context requires otherwise.

2.	In accordance with Section 11.1 of the Main Agreement, Section 3.5 of the Main Agreement is hereby amended so that the Option shall be granted to Mr. Benjamin Van-Oudenhove, who is the sole owner of Consultant.

3.	This amendment of the Main Agreement will become effective as of the date hereof.

4.	Except as specifically amended herein, the provisions of the Main Agreement shall continue in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment to Agreement as of the date first above written.

REDHILL BIOPHARMA LTD.		R.E. INVESTMENTS bvbn

BY:	/s/ Ori Shilo	By:	/s/ Benjamin Van-Oudenhove

The undersigned hereby consents to the foregoing.

/s/ Benjamin Van-Oudenhove
Benjamin Van-Oudenhove

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